Exhibit 99.1

PRESS RELEASE

Aspen Declares Dividends on Preference Shares

Hamilton, Bermuda, November 30, 2023 – Aspen Insurance Holdings Limited (“Aspen”) (NYSE:AHL) announced today that the Board of Directors has declared the following dividends on its Preference Shares:

•Quarterly dividend of $0.6129 per share on its 5.95% Fixed-to-Floating Rate Perpetual Non-Cumulative Preference Shares with a $25 liquidation preference per share (NYSE:AHL PRC);

•Quarterly dividend of $0.3516 per share on its 5.625% Perpetual Non-Cumulative Preference Shares with a $25 liquidation preference per share (NYSE:AHL PRD); and

•Quarterly dividend of $351.56 per share on its 5.625% Perpetual Non-Cumulative Preference Shares with a $25,000 liquidation preference per preference share, represented by depositary shares, each depositary share representing a 1/1000th interest in a preference share (NYSE: AHL PRE), with a $25 liquidation preference per depositary share, with holders of such depository shares to receive $0.35156 per depositary share.

The above dividends will be payable on January 1, 2024 to holders of record as of the close of business on December 15, 2023.

In connection with the dividends declared and to be paid on the AHL PRC Preference Shares, given the cessation of LIBOR as from the final publication on June 30, 2023 and the failure of any qualifying banks to provide quotes to the appointed calculation agent as contemplated by the floating rate determination language set forth in the governing instrument, then, in accordance with the provisions of such instrument, the floating rate to be applied to dividends on the AHL PRC Shares will equal the 3-month LIBOR on June 29, 2023 (representing 3-month LIBOR for the previous floating rate period at the applicable determination date), plus 4.06%, being, in the case of the first floating rate dividend period beginning July 1, 2023 and payable on October 1, 2023, a coupon rate payable of 9.59343%. It is expected, but not certain, that the banks will continue to be unable to provide quotes and this coupon rate will remain at 9.59343% for future dividend periods, as contemplated by the terms of the governing instrument.

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About Aspen Insurance Holdings Limited

Aspen provides insurance and reinsurance coverage to clients in various domestic and global markets through its wholly-owned operating subsidiaries in Bermuda, the United States and the United Kingdom, as well as its branch operations in Canada, Singapore and Switzerland. For the year ended December 31, 2022, Aspen reported $15.2 billion in total assets, $7.7 billion in gross loss reserves, $2.4 billion in total shareholders’ equity and $4.3 billion in gross written premiums. Aspen's operating subsidiaries have been assigned a rating of “A-” by Standard & Poor’s Financial Services LLC and an “A” (“Excellent”) by A.M. Best Company Inc. For more information about Aspen, please visit www.aspen.co.

Cautionary Statement Regarding Forward-Looking Statements:

This communication or any other written or oral statements made by or on behalf of the Company may contain written “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are made pursuant to the “safe harbor” provisions of The Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that do not relate solely to historical or current facts. In particular, statements using the words such as “expect,” “intend,” “plan,” “believe,” “aim,” “project,” “anticipate,” “seek,” “will,” “likely,” “assume,” “estimate,” “may,” “continue,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “predict,” “potential,” “on track” or their negatives or variations and similar terminology and words of similar import generally involve forward-looking statements.

All forward-looking statements rely on a number of assumptions, estimates and data concerning future results and events and that are subject to a number of uncertainties, assumptions and other factors, many of which are outside Aspen’s control that could cause actual results to differ materially from such forward-looking statements. Accordingly, there are important factors that could cause our actual results to differ materially from those anticipated in the forward-looking statements, including, but not limited to, our exposure to weather-related natural disasters and other catastrophes, the direct and indirect impact of global climate change, our relationship with, and reliance upon, a limited number of brokers for both our insurance and reinsurance business, the impact of inflation, our exposure to credit, currency, interest and others risks within our investment portfolio, the cyclical nature of the insurance and reinsurance industry and many other factors. For a detailed description of these uncertainties and other factors that could impact the forward-looking statements in this press release and other communications issued by or on behalf of Aspen, please see the “Risk Factors” section in Aspen’s Annual Report on Form 20-F for the twelve months ended December 31, 2022, as filed with the SEC, which should be deemed incorporated herein.

The inclusion of forward-looking statements in this press release or any other communication should not be considered as a representation by Aspen that current plans or expectations will be achieved. Aspen undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

For further information:
Cecile Locurto
Vice President, Group Communications
Cecile.locurto@aspen.co
646.352.2828